

January 10, 2011

Ronald A. Andrews
Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656-1460

> **Re: Clarient, Inc.**
> **Form S-3, Post-Effective Amendment 1**
> **Filed December 23, 2010**
> **File No.'s 333-114214; 333-67166; 333-87969; 333-129827; 333-160136; and**
> **333-163973**

Dear Mr. Andrews:

We have limited our review of your filing to the issue we have addressed in our comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe the request is appropriate, please tell us why in your response.

After reviewing your response and the information you provide in response to the comment, we may have additional comments.

1. Please note that the comments in our letter dated December 30, 2010 should be resolved prior to requesting acceleration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the filing as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the deregistratioin of the securities specified in the above mentioned filings. Please allow adequate time for us to review any amendment prior to the requested effective date of the filing.

Please contact Susann Reilly at (202) 551-3236 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Ronald Andrews, Chief Executive Officer
Fax: (949) 425-5865 or (949) 425-5701